Exhibit 99.1

MEDIA RELEASE

June 17, 2022

Algoma Steel Provides Community Update Regarding Spill

SAULT STE. MARIE, ONTARIO (June 17, 2022) – Today Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), provided the following update to the community and neighbouring stakeholders regarding the June 9th accidental release of lubricant oil into the St. Mary’s River.

The Company continues to actively work with authorities to mitigate any possible impact to the environment. We are maintaining an open dialogue with our stakeholders and have extended an offer to the Village of Echo Bay to cover the cost of purchasing and transporting water to their community on an interim basis.

While the sheen has dissipated and is no longer visible, we continue to conduct sampling and monitoring on the waterway. Our technical assessment of the incident continues as we work to identify and implement the appropriate controls to prevent such an occurrence from happening again.

Working with the assistance of expert technical advisors, we have been able to ascertain that the estimated amount of oil that was ultimately discharged into the river from our water treatment plant is in the range of 1000 liters (263 gallons) to 1250 liters (330 gallons), with the amount not likely exceeding 1,250 liters. This information along with the analysis methodology have been provided to the Ministry of Environment, Conservation, and Parks, whom we continue to work closely with.

Algoma Steel Chief Executive Officer Michael Garcia commented, “This event certainly did not live up to the high standard we set for ourselves. I assure you the entire Algoma team has felt the weight of this incident’s impact on our community. We are focused on mitigating any possible impact and are grateful for the collaboration with all parties involved as we work together to do what needs to be done to protect the environment.”

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s continued collaboration with authorities to mitigate any possible impact to the environment, offers to assist the Village of Echo Bay with certain costs and logistics related to its water supply, continued sampling and monitoring on the waterway, identification and implementation of appropriate controls for future prevention and environmental protection. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should should consider the risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the prospectus filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and in the registration statement on Form F-1 filed by Algoma with the Securities and Exchange Commission (the “SEC”) (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC, including, once available, its Annual Report on Form 20-F. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey, investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on position us firmly as your partner in steel.

For more information, please contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Inc.

Phone: +1.705.206.1022

E-mail: brenda.stenta@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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